United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2012

Vale S.A.

Avenida Graça Aranha, No. 26

20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale obtains operation license for Salobo

Rio de Janeiro, November 6, 2012 — Vale S.A. (Vale) informs that it has obtained the operation license (LO) for the copper project Salobo, located in the Pará state, in Brazil, from the Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (IBAMA). Salobo is the second greenfield project developed by Vale in Brazil and has nominal capacity of 100,000 tons of copper in concentrate.

Salobo initiated its ramp-up with the two lines running since June and it involves an integrated operation of open pit mining, beneficiation, transportation and loading. Output will be transported by road from the mine to Vale’s existing rail terminal in Parauapebas, from where it is carried through the Carajás railroad to the Ponta da Madeira maritime terminal.

Investments in Salobo total $ 2.507 billion. Simultaneously, Vale invests in its expansion - Salobo II - that will come on-stream in the first half of 2014 with expected capex of $ 1.707 billion, increasing production capacity to 200,000 tons per year of copper in concentrate. Salobo encompasses 1.112 billion tons of proven and probable reserves, with an average grade of 0.69% of copper and 0.43 grams of gold per ton.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Rafael Rondinelli: rafael.rondinelli@vale.com

Samantha Pons: samantha.pons@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: November 6, 2012		Roberto Castello Branco
Director of Investor Relations